| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-68978 |

**FACING PAGE**

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  01/01/2024  AND ENDING  12/31/2024
<br>(MM/DD/YY)       (MM/DD/YY)

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Kiski Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**1330 Avenue of the Americas, Suite 23A**
(No. and Street)

| New York | NY | 10019 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Richard Nunn | 281-367-0380 | rnunn@mglconsulting.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**McBee & Co., P.C.**
(Name – if individual, state last, first, and middle name)

| 718 Paulus Avenue | Dallas | Texas | 75214 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/22/2009 | | 3631 | |
| --- | --- | --- | --- |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard Nunn _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kiski Securities, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *[signature]*

Title: FINOP/CFO

*[Notary stamp: Karen L Davis, My Commission Expires 9/23/2025, Notary ID 2886309, STATE OF TEXAS, NOTARY PUBLIC]*

*[signature]* Karen L. Davis
Notary Public

## This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Kiski Securities LLC

## Table of Contents

## December 31, 2024



## McBee & Co.

A Professional Corporation
Certified Public Accountants

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Director and Member of Kiski Securities LLC**

#### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kiski Securities LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kiski Securities LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

#### Basis for Opinion

These financial statements are the responsibility of Kiski Securities LLC's management. Our responsibility is to express an opinion on Kiski Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kiski Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

#### Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Kiski Securities LLC's financial statements. The supplemental information is the responsibility of Kiski Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as Kiski Securities LLC's auditor since 2012.
Dallas, Texas
March 12, 2025

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

## Kiski Securities LLC

## Statement of Financial Condition

## as of December 31, 2024

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 9,571 |
| Prepaid Expenses | | 13,464 |
| **TOTAL ASSETS** | **$** | **23,035** |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| **TOTAL LIABILITIES** | **$** | **-** |
| **MEMBER'S EQUITY** | | **23,035** |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **23,035** |

# Kiski Securities LLC

## Statement of Operations

## for the Year Ended December 31, 2024

| | | |
|---|---|---:|
| **REVENUE** | $ | - |
| **EXPENSES** | | |
| Professional Fees | | 100,972 |
| Regulatory Expenses | | 5,477 |
| Technology and Communications | | 3,812 |
| General and Administrative | | 40 |
| **TOTAL EXPENSES** | | 110,301 |
| **NET LOSS** | $ | (110,301) |

# Kiski Securities LLC

## Statement of Changes in Member's Equity

## for the Year Ended December 31, 2024

| | | |
|---|---|---:|
| **MEMBER'S EQUITY, BEGINNING OF YEAR** | $ | **52,326** |
| Member's Contributions | | **81,010** |
| Net Loss | | **(110,301)** |
| **MEMBER'S EQUITY, END OF YEAR** | $ | **23,035** |

# Kiski Securities LLC

## Statement of Cash Flows

## for the Year Ended December 31, 2024

**Cash Flows from Operating Activities**

| | |
|---|---:|
| Net Loss | $ (110,301) |
| Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities: | |
| Change in operating assets and liabilities: | |
| Increase in prepaid expenses | (6,711) |
| Total adjustments | (6,711) |
| **Net Cash Used in Operating Activities** | (117,012) |

**Cash Flows from Financing Activities**

| | |
|---|---:|
| Member contributions | 81,010 |
| **Net Cash Provided by Financing Activities** | 81,010 |

| | |
|---|---:|
| **Net Decrease in Cash** | (36,002) |
| Beginning of Year | 45,573 |
| End of Year | $ 9,571 |

**Supplemental Disclosure of Cash Flow Information:**

| | |
|---|---:|
| Cash payments for: | |
| Interest | $ - |
| Income taxes | $ - |

# Kiski Securities LLC

## Notes to Financial Statements
## As of December 31, 2024

### 1. ORGANIZATION AND NATURE OF BUSINESS

Kiski Securities LLC (the "Company") was incorporated in Delaware in 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation, Inc. (SIPC). The Company's office is located in New York, New York. The Company is a wholly-owned subsidiary of Kiski Group, Inc. (the "Parent").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c-3-relying on Footnote 74 of the SEC Release No. 34-71073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to the private placement of securities on a best effort basis, broker or dealer selling tax shelters or limited partnerships in primary distributions, referral fee for introduction of potential investors to transactions managed by other broker-dealers, and wholesale investment funds to other broker-dealers.

### 2. SIGNIFICANT ACCOUNTING POLICIES

#### Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises raising capital for hedge funds via private placements and assisting a Qualified Institutional buyer and a fund manager in forming a new investment vehicle.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company has evaluated events that have occurred subsequent to December 31, 2024, and through March 12, 2025, the date the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

## Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placements, The Company has identified its Managing Director as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

## Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently dependent on its Parent to fund its ongoing operations as the Company has not yet generated sufficient revenue. The Parent intends to provide additional financing through direct contributions of capital until positive cash flows are generated. The Parent is not contractually obligated to continue to provide support.

## Revenue from Contracts with Customers

**Performance Obligations:** Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

**Private Placement:** Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Fee Income.

## Income Tax

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the parent. The Company is subject to state income tax. The Company has not recorded provisions for estimated New York margin taxes for the year ended December 31, 2024, as they are insignificant.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when

<u>**Income Tax (continued)**</u>

new information is available, or when an event occurs that requires a change. As of December 31, 2024, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $9,571 which was $4,571 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 for December 31, 2024.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

4. **CONCENTRATION OF CREDIT RISK**

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

## 5. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

## 6. RELATED PARTY TRANSACTIONS

The Parent provides office space, as needed, at no charge to the Company. The Company has shifted primary operations to a remote framework and is not directly or indirectly liable to the third party for the expense. The accommodation is reviewed on an annual basis and can be terminated at any time.

The Company and its Parent are under common control and the existence of that control may create a financial position and operating results significantly different than if the companies were autonomous.

# Kiski Securities LLC

## Schedule I
## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## as of December 31, 2024

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---:|
| Total Member's Equity Qualified for Net Capital | $ | 23,035 |
| Add: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 23,035 |
| Deductions and/or charges: | | |
| Prepaid expenses | | 13,464 |
| Net capital before haircuts on securities positions | | 9,571 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f) | | - |
| Net Capital | $ | 9,571 |

**AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---:|
| Items included in statement of financial condition: | | |
| Accounts Payable | $ | - |
| Total Aggregate Indebtedness | $ | - |

# Kiski Securities LLC

### Schedule I, Continued
### Computation of Net Capital Under Rule 15c3-1
### of the Securities and Exchange Commission
### as of December 31, 2024

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness) | $ | - |
| Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | $ | 5,000 |
| Net Capital Requirement (greater of above two minimum requirement amounts) | $ | 5,000 |
| Excess Net Capital | $ | 4,571 |
| Net Capital less greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | $ | 3,571 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0 TO 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2024 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17A-5 filed by Kiski Securities LLC. Accordingly, no reconciliation is necessary.

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

# Kiski Securities LLC

### Schedule II
### Statement Regarding Reserve Requirements and
### Possession or Control Requirements
### as of December 31, 2024

## EXEMPTIVE PROVISIONS

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.  The Company limits its business activities exclusively to the private placement of securities on a best efforts basis, broker or dealer selling tax shelters or limited partnerships in primary distributions, referral fee for introduction of potential investors to transactions managed by other broker-dealers, and wholesale investment funds to other broker-dealers.



**McBee & Co.**

A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managers and Member of Kiski Securities LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kiski Securities LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities on a best efforts basis, (2) broker or dealer selling tax shelters or limited partnerships in primary distributions, (3) referral fee for introduction of potential investors to transactions managed by other broker-dealers, and (4) wholesale investment funds to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2024, without exception.

Kiski Securities LLC's 's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kiski Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

**McBee & Co., PC**

Dallas, Texas
March 12, 2025

# Kiski Securities, LLC's Exemption Report

Kiski Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) the private placement of securities on a best efforts basis; (2) broker or dealer selling tax shelters or limited partnerships in primary distributions; (3) referral fee for introduction of potential investors to transactions managed by other broker-dealers; and (4) wholesale investment funds to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.


Kiski Securities, LLC

I, Richard Nunn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

CFO/FINOP
Title

2-7-2025
Date